Exhibit 99.3

Letter to Shareholders

Dr. Douglas Squires Chief Executive Officer

Dear Fellow Shareholders,

In the first quarter of 2006, Biovail achieved its goal and fulfilled its commitment to its shareholders to execute against its stated financial and operational objectives.

Biovail’s business model provides us with the flexibility to capitalize on opportunities as they are created both through our internal product-development pipeline, and through business-development activities in the global pharmaceutical market. This, in turn, has enabled us to enter into strategic partnerships with companies that have a strong primary-care capability in key therapeutic areas of interest to Biovail – companies such as KosPharmaceuticals, Inc. and Ortho-McNeil, Inc. The partnerships with Ortho-McNeil and, more recently, AstraZeneca Pharmaceuticals LP, have also made it possible for us to leverage our realigned specialty commercial organization in the United States, and strengthen our position with women’s health-care practitioners through our promotion of Ultram® ER and Zoladex® 3.6mg.

In March 2006, we announced the realignment of our business into three inter-related Business Units. Each of these Business Units – Biovail Drug Delivery, which comprises the Company’s drug-delivery technologies, drug-development capabilities and strategic partnerships; Biovail Pharmaceuticals, Inc.which focuses on the promotion of products to specialists in niche therapeutic markets; and Biovail Pharmaceuticals Canada (BPC) our Canadian sales and marketing division –is supported by a corporate and shared-services organization that ensures maximum operating efficiencies.

This year has also seen three important additions to our executive leadership team. In March, Greg Gubitz joined Biovail as Senior Vice- President of Crystaal Pharmaceuticals; since then, he has assumed a lead role in effecting the proposed spin-off of the Company’s branded, off-patent pharmaceutical products, which we believe will allow for the underlying value of these assets to be better realized. In April, Biovail announced that Gilbert Godin joined the Company as Senior Vice-President, Technical Operations/Drug Delivery. He is focusing on the Company’s product-development capability, as well as manufacturing and contract-development services. And in May, Dr. Peter Silverstone joined Biovail as Senior Vice-President, Medical and Scientific Affairs. He will focus on the rapid clinical development and the effective registration of Biovail’s pipeline products.

FIRST-QUARTER FINANCIAL PERFORMANCE

For the three months ended March 31, 2006, Biovail generated total revenues of $220.5 million, compared with $173.7 million for the corresponding period in 2005, an increase of 27%. Net income for the first quarter of 2006, in accordance with United States

Generally Accepted Accounting Principles (GAAP), was $64.5 million, compared with $11.1 million for the corresponding 2005 period. For the first quarter of 2006, GAAP diluted earnings per share (EPS) were $0.40, versus $0.07 for the first quarter of 2005.

GAAP net income and EPS for the first three months of the year were negatively impacted by a $4.1-million loss from discontinued operations, which reflects ongoing operating losses and a write-down related to an amended purchase-and-sale agreement for Biovail’s Nutravail Technologies Inc. division. The loss from discontinued operations negatively impacted GAAP EPS by $0.03.

PRODUCTS

Revenues for Biovail products in the first quarter of 2006 were $209.7 million, compared with $160.5 million in the first quarter of 2005. The increase reflects the significant first-quarter rise in revenues for Wellbutrin XL®; gains to revenues for Cardizem® LA, for Biovail portfolios of generic and legacy products; and initial revenue following the late February launch of Ultram® ER by our marketing partner, Ortho-McNeil. Partially offsetting these gains were declines in revenues for Zovirax® and for BPC, as well as the May 2005 transaction with Kos Pharmaceuticals, Inc., which included the divestiture of the Teveten line of products.

Revenues for Wellbutrin XL® were $65.0 million in the first quarter of 2006, compared with $36.8 million in the corresponding prior-year period. Wellbutrin XL® revenues in the first quarter of 2005 were impacted by a planned reduction in safety-stock levels by GlaxoSmithKline (GSK), our marketing partner, following an increase in the fourth quarter of 2004. Under the tiered-pricing agreement with GSK, Biovail’s supply price resets to the lowest tier at the beginning of each year. InMarch 2006, Wellbutrin XL® captured 58.3% of the new prescriptions written for the Wellbutrin brand (including generics).

First-quarter 2006 revenues for Biovail’s Zovirax® franchise were $24.5 million, compared with $27.1 million in the corresponding period in 2005, a decrease of 10% that reflects the timing of wholesaler inventory purchases. In the first quarter of 2006, Zovirax® Ointment and Zovirax® Cream held a combined 70.0% share of the topical herpes market, an increase of 3.5 percentage points in market share, compared with the first quarter of 2005.

Revenues from BPC for the three months ended March 31 2006, were $19.8 million, compared with $25.0 million in the first quarter of 2005, a decrease of 21% that can be attributed to the availability of generic formulations of Tiazac® and Wellbutrin® SR.These declines were offset, in part, by the continued growth in Tiazac® XC, the November 2005 launch of Glumetza™, and initial sales from Wellbutrin® XL, which was introduced in February 2006 and formally launched in April. Total prescription volume for Wellbutrin® SR decreased 42% in the first quarter, compared with the comparable period in 2005 due to the availability of a generic competitor. Total prescriptions for Tiazac® declined 24% in the first three months of2006, compared with the prior-year period. These decreases were offset, however, by the strong performance of Tiazac® XC, which resulted in a modest 1% decline in total prescription volume for Biovail’s Tiazac®franchise. Launched in January 2005, Tiazac® XC continues to gain market share, capturing 23.7% of total prescriptions written for the Tiazac® brand.

In the first quarter of 2006, Cardizem® LA generated revenues of $16.2 million, compared with $11.4 million for the corresponding period in 2005, which was impacted by higher return provisions. Biovail now manufactures and supplies Cardizem® LA to Kos at contractually determined prices that are in excess of 30% of their net selling prices. The amortization of deferred revenues associated with the May 2005 Kos transaction positively impacted Cardizem® LA revenues by $3.8 million in the first quarter of 2006.

KEY ADDITIONS TO PRODUCT PORTFOLIO

Launched in February 2006, Ultram® ER generated revenues of $15.1 million for the three months ended March 31, 2006. Ultram® ER, the first extended-release tramadol product approved in the U.S. for relief of moderate to moderately severe chronic pain, has been well received by patients and health-care practitioners. Market research indicates that the majority of Ultram® ER prescriptions are being written for patients new to tramadol. This is important, as we believe physicians who see a positive response with Ultram® ER may be inclined to convert their current immediate-release tramadol patients to Ultram® ER.

Also during the first quarter of 2006, initial shipments of Wellbutrin® XL were delivered to Canadian wholesalers. In April, BPC formally launched Wellbutrin® XL, our once-daily version of bupropion, to Canadian physicians and health-care professionals. Wellbutrin® XL is recommended by Canadian depression guidelines for first-line use. Early indications are that Wellbutrin® XL has been well received by health-care practitioners throughout the country, and we look forward to watching this product strengthen its position in the Canadian market.

More recently, in May, Biovail and AstraZeneca announced that Biovail’s specialty sales force would promote Zoladex® 3.6mg to obstetricians and gynecologists for the endometriosis indication in the United States and Puerto Rico. Zoladex® 3.6mg, an injectable depot for advanced prostate cancer and endometriosis, is not a new drug; it was introduced to the U.S. market in 1989. It is currently the second-largest selling luteinizing hormone-releasing hormone analog in the world, and is currently available in more than 100 markets. AstraZeneca’s promotional efforts for Zoladex® are currently focused on the advanced prostate-cancer indication, and therefore, AstraZeneca has not actively promoted Zoladex® for the endometriosis indication inrecent years. As such, we feel there is significant potential in this market segment. Given that one of the focal points of our specialty salesorganization is women’s health, the opportunity to promote Zoladex® for endometriosis is particularly well suited to us.

LOOKING AHEAD

Biovail has emerged from the first quarter of 2006 poised for growth. The Company’s overall financial strength will be key to facilitating the strategies and tactics to move Biovail along the road toward its goal of becoming one of the world’s premier specialty pharmaceutical companies. Furthermore, Biovail’s strong balance sheet gives the Company the ability to make value-added investments and acquisitions – and to fully capitalize on current and emerging market opportunities.

We have constructed a solid infrastructure to support Biovail and its future business. In the past couple of months, we have put the finishing touches on a Business Unit model that is based on accountability and opportunity – a model that we believe will better enable us to create clear goals and objectives, and removemany of the obstacles that stand between us and success.

We, at Biovail, are very excited about the future – and with good reason. The opportunity to make a difference in the lives of patients is an intrinsic part of our culture – and it is part of what motivates each and every one of us, each and every day.

Biovail’s executive team looks forward to updating and presenting our many accomplishments next month at Biovail’s Annual and Special Meeting of Shareholders. The event is scheduled for June 27 in Toronto at the Dominion Club.

On behalf of Biovail, thank you again for your continued support.

Douglas Squires

Chief Executive Officer

Consolidated Balance Sheets

In accordance with U.S. generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	March 31 2006	December 31 2005

ASSETS
Current
Cash and cash equivalents	$512,819	$445,289
Marketable securities	—	505
Accounts receivable	105,523	132,699
Assets of discontinued operation held for sale	—	1,893
Inventories	91,654	89,473
Deposits and prepaid expenses	11,815	14,923
	721,811	684,782
Long-term assets of discontinued operation held for sale	—	1,107
Marketable securities	7,620	6,859
Long-term investments	68,983	66,421
Property, plant and equipment, net	210,066	199,567
Intangible assets, net	893,158	910,276
Goodwill	100,294	100,294
Other assets, net	56,694	59,506
	$2,058,626	$2,028,812
LIABILITIES
Current
Accounts payable	$37,199	$61,453
Accrued liabilities	110,328	88,870
Income taxes payable	38,609	37,713
Deferred revenue	52,627	61,160
Current portion of long-term obligations	24,654	24,360
	263,417	273,556
Deferred revenue	112,327	117,119
Deferred leasehold inducements	5,366	5,273
Long-term obligations	401,464	412,508
	782,574	808,456
SHAREHOLDERS’ EQUITY
Common shares	1,464,072	1,461,077
Additional paid-in capital	7,250	377
Deficit	(245,733)	(290,242)
Accumulated other comprehensive income	50,463	49,144
	1,276,052	1,220,356
	$2,058,626	$2,028,812

Consolidated Statements of Income

In accordance with U.S. generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

	Three Months Ended March 31
	2006	2005

REVENUE
Product sales	$209,705	$160,531
Research and development	4,909	7,200
Royalty and other	5,909	5,955
	220,523	173,686
EXPENSES
Cost of goods sold	49,329	41,101
Research and development	22,328	19,954
Selling, general and administrative	56,550	74,694
Amortization	14,824	15,966
	143,031	151,715
Operating income	77,492	21,971
Interest income	5,196	378
Interest expense	(9,024)	(8,897)
Foreign exchange loss	(590)	(538)
Other expense	(318)	(270)
Income from continuing operations before provision for income taxes	72,756	12,644
Provision for income taxes	4,150	585
Income from continuing operations	68,606	12,059
Loss from discontinued operation	(4,120)	(927)
Net income	$64,486	$11,132

Basic and diluted earnings (loss) per share
Income from continuing operations	$0.43	$0.08
Loss from discontinued operation	(0.03)	(0.01)
Net income	$0.40	$0.07

Weighted average number of common shares outstanding (000s)
Basic	159,663	159,385
Diluted	159,737	159,447

Consolidated Statements of Cash Flows

In accordance with U.S. generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended March 31
	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Income from continuing operations	$68,606	$12,059
Adjustments to reconcile income from continuing operations to net cash provided by continuing operating activities
Depreciation and amortization	25,115	22,564
Amortization of deferred financing costs	622	812
Amortization of discounts on long-term obligations	491	784
Stock-based compensation	6,873	—
Equity loss	318	270
Receipt of leasehold inducements	211	—
Other	(196)	(221)
Changes in operating assets and liabilities	(7,348)	31,528
Net cash provided by continuing operating activities	94,692	67,796

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net	(17,913)	(5,095)
Purchases of marketable securities	(1,152)	(4,144)
Proceeds from sales and maturities of marketable securities	853	3,258
Net cash used in continuing investing activities	(18,212)	(5,981)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of other long-term obligations	(11,352)	(11,722)
Issuance of common shares	2,995	7
Net cash used in continuing financing activities	(8,357)	(11,715)

CASH FLOWS FROM DISCONTINUED OPERATION
Net cash used in operating activities	(580)	(408)
Net cash used in investing activities	—	(45)
Net cash used in discontinued operation	(580)	(453)
Effect of exchange rate changes on cash and cash equivalents	(13)	(49)
Net increase in cash and cash equivalents	67,530	49,598
Cash and cash equivalents, beginning of period	445,289	34,324
Cash and cash equivalents, end of period	$512,819	$83,922

The following words are trademarks of the Company and are the subject of either registration, or application for registration, in one or more of Canada, the U.S. or certain other jurisdictions: Ativan®, Biovail®, BPI®, BVF®, Cardisense™, Cardizem®, Cardizem® LA, CEFORM™, DiTech™, DrinkUp®, FlashDose®, Glumetza™, Healthburst™, Instatab™, Isordil®, Nutravail®, Oramelt™, Shearform™, Smartcoat™, SportSafe®,Tiazac® XC, Tiazac®, Vasocard(tm), Vasotec®, Vaseretic® and Z-Flakes®.

Wellbutrin®, Wellbutrin® SR, Wellbutrin XL®, Zovirax®, and Zyban® are trademarks of The GlaxoSmithKline Group of Companies and are used by the Company under license.

Ultram®, Ultram® ER, and Ultram® ODT are trademarks of Ortho-McNeil, Inc. and are used by the Company under license.

Zoladex® is a trademark of AstraZeneca Pharmaceuticals LP and is used by the Company under license.

In addition, the Company has filed trademark applications for many of its other trademarks in the U.S. and Canada and has implemented on an ongoing basis a trademark protection program for new trademarks.

To the extent any statements made in this report contain information that is not historical, these statements and information are forward-looking. As such, they are subject to risks and uncertainties and they relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, including, without limitation, the Company’s beliefs concerning the potential conversion by physicians of patients to Ultram® ER, the expected strengthening of Wellbutrin® XL’s position in the Canadian market, the potential of Zoladex for the endometriosis indication market segment and the Business Unit model. For additional information about these risks and uncertainties, the material factors or assumptions underlying such information andstatements, and about the material factors that may cause actual results to vary from those expressed or implied in such information and statements, please consult the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company undertakes no obligation to update or revise any forward-looking statement or information.

Shareholder Information

BIOVAIL CORPORATION

7150 Mississauga Road

Mississauga, Ontario

Canada L5N 8M5

T: (905) 286-3000

F: (905) 286-3050

E: ir@biovail.com

W: www.biovail.com

Corporate Information

TRADING SYMBOL – BVF

New York Stock Exchange

Toronto Stock Exchange

REGISTRARS AND TRANSFER AGENTS

CIBC Mellon Trust Company

Toronto, Ontario, Canada

Mellon Investor Services, LLC

New York, New York, USA

HOW TO REACH US FOR MORE INFORMATION

For additional copies of this report, the annual report on Form 20-F as filed with the United States Securities and Exchange Commission, for quarterly reports or for further information, please contact Investor Relations.